January 2, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Matthew Crispino
Staff Attorney
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Manhattan Associates, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 25, 2008
Definitive Proxy Statement
Filed April 29, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 6, 2008
File No. 000-23999
Dear Mr. Crispino:
     This firm represents Manhattan Associates, Inc. (the “Company”). The Company has received the Staff’s comment letter dated November 26, 2008 with respect to the above-referenced filings. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Company’s responses are set forth below the full text of the correlative Staff comment.
Form 10-K for Fiscal Year Ended December 31, 2007

Item 1.	Business, page 2

1.	We note your disclosures in this section indicating that you sell your products and services to countries in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.
The Company’s Europe, Middle East and Africa operations supports the sale, implementation services and customer support functions for a number of customers across the Middle East. The Company’s business activities are currently centralized

Mr. Matthew Crispino
January 2, 2009

within those countries that it considers to be politically and economically stable; such current customers and business activities are located in Saudi Arabia, Kuwait, Turkey, Oman and the United Arab Emirates. The Company operates within these geographies indirectly through authorized and approved channel partners, combined with sales support, implementation services and customer support functions provided by the Company’s offices in Europe (United Kingdom, France and Central Europe). In 2007, revenues generated from Middle East customers accounted for less than one percent of the Company’s consolidated revenue.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Business Overview, page 23

2.	Please consider substantially revising your Business Overview to disclose management’s perspective on and analysis of your business. The overview section should not simply provide a summary of the company’s business, but should present an analysis of the business as seen through the eyes of management. It should highlight the most important event(s) currently and on a going-forward basis affecting the company, including known trends, demands and commitments that may impact future financial condition or operating performance. For additional guidance, refer to SEC Release No. 33-8350 (Dec. 19, 2003).
The Company has considered and agrees with the Staff’s comments. In future filings on Form 10-K, beginning with the Company’s Form 10-K for the year ended December 31, 2008, the Company will enhance its business overview to include further analysis of the business. The Company has prepared a revision of its 2007 business overview as shown in Exhibit A to this letter to provide the Staff with an example of the proposed future disclosures.
Definitive Proxy Statement filed April 29, 2008
General

3.	In future filings incorporated by reference into the Form 10-K where there were no transactions with related persons, we suggest that you include an appropriate statement to this effect. Please see Exchange Act Rule 12b-13 in this regard.
In future filings incorporated by reference into the Form 10-K where there are no transactions with related persons to report, the Company will include an appropriate statement to this effect.

Mr. Matthew Crispino
January 2, 2009

4.	As you may be aware, the Division of Corporation Finance has made available Staff interpretations of Item 402 of Regulation S-K on the SEC website. Please see “Staff Observations in the Review of Executive Compensation Disclosure” at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm and “Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009” at http://sec.gov/news/speech/2008/spch102108jww.htm. This guidance may be helpful as you review the comments set forth below, which should be given appropriate consideration when drafting future versions of your executive compensation and other related disclosure.
The Company has considered and will continue to consider this guidance in making executive compensation and related disclosures.

5.	Your disclosure on page 10 suggests that your compensation committee may have used information from other companies to determine compensation levels for your executive officers. Please clarify the precise nature of your benchmarking activities. If you benchmark either total or individual elements of compensation against comparable companies, identify these comparable companies. Also, clarify how you benchmark, such as whether you set a specific percentile or range for total or individual compensation, and identify the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.
In response to the Staff’s comment, in future filings, the Company anticipates including disclosure substantially similar to the following in the Compensation Disclosure and Analysis section of its annual proxy statement:
     Setting Executive Compensation: The Compensation Committee does consider pay information from other companies when making pay determinations for the Company’s executives, including the named executive officers. However, this is only one of many factors considered by the Compensation Committee when making pay determinations, and the Compensation Committee does not benchmark or target a precise percentile or pay level relative to this information. Instead, the Compensation Committee uses this information as a general guide to determine if the Company’s executive compensation levels in aggregate and by component are within a reasonable range of other similar companies.

Mr. Matthew Crispino
January 2, 2009

     The precise nature of our peer comparison activities varies each year based on the needs of the Company and the Committee in making pay determinations. Generally, the Company’s peer comparison activities include a review of both peer group and survey data. For purposes of determining 2007 compensation, the peer group was comprised of the following companies:
•	Ciber, Inc.

•	Dynamics Research Corporation

•	I2 Technologies, Inc.

•	Informatica Corporation

•	Interwoven Inc.

•	JDA Software Group, Inc.

•	MicroStrategy Incorporated

•	Sapient Corp.

•	Serena Software, Inc.

•	SI International, Inc.

•	Transaction Systems Arch.

•	Verint Systems, Inc.

•	Wind River Systems, Inc.
     At its July 2006 meeting, the Compensation Committee communicated to the Chief Executive Officer the Committee’s executive compensation determination process for 2007, and requested certain data from the Company in connection with that process. In addition, the Committee independently obtained compensation data from several sources. At a subsequent meeting in the fall of 2006, the Committee reviewed the progress in gathering and analyzing relevant data and made plans for the final meeting for setting 2007 executive compensation.
     At the Committee’s December 2006 meeting, the Committee considered the completed analyses, including comparisons of the Company’s pay levels to the peer group and survey data for each element of compensation and in total. This information was considered by the Compensation Committee along with other relevant information, such as the performance of the Company and of each executive. Recommendations were also presented to the Compensation Committee by the Chief Executive Officer.
     The survey data incorporated into the comparisons was obtained from the Culpepper Salary Survey. The Committee also considered survey data from Mercer Consulting, Towers Perrin and Ernst & Young as well as information obtained directly from proxy statements of similarly situated public companies. Both the peer group and survey data included in the comparisons reflect companies that were comparable with respect to revenue level, industry segment and competitive employment market to the Company.

Mr. Matthew Crispino
January 2, 2009

     The Compensation Committee reviewed and considered the external market data, the performance of the Company and each individual executive, and the Chief Executive Officer’s recommendation. While it considered all of these factors, the Compensation Committee did not assign specific weightings to each factor it considered. After careful consideration of all appropriate factors, and applying the collective judgment of its members, the Compensation Committee approved specific pay adjustments for each executive, including the named executive officers.

6.	Please tell us what role, if any, your executive officers have in determining executive compensation. See Item 402(b)(2)(xv) of Regulation S-K. To the extent that the compensation committee consults with any of the executive officers in setting the compensation for any of the named executives, please identify the executives who are consulted, the executives whose compensation they have input upon—including their own—and the extent to which they are involved in this process.
After instruction from the Committee at various points in the year, as described in the Company’s response to Staff comment 5, the Chief Executive Officer makes recommendations to the Compensation Committee concerning the compensation of all of the named executive officers, including himself. Although the Chief Executive Officer presents recommendations regarding the compensation of the named executive officers, the Compensation Committee sets the compensation of such officers after its own deliberations, independent reviews, knowledge and consultations, and after consideration of the compensation surveys and peer group data. No other executive officer has any input regarding the compensation of the named executive officers. The Company will make appropriate disclosure of this in its next proxy statement.

7.	To the extent you correlate executives’ base salaries and bonuses with achievement of annual individual objectives and corporate and individual performance, please discuss the specific items of individual and corporate performance you use to determine incentive payments and salaries and how you structure your incentive bonuses around such individual objectives and milestones. The extent to which the compensation committee can exercise or has exercised discretion with respect to bonus payments should also be discussed. Please see Item 402(b)(2)(vi) and (vii) of Regulation S-K. Please provide quantitative disclosure of all of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. See Instruction 4 to Item 402(b) of Regulation S-K.
In future filings, the Company will add discussion substantially similar to the following of how it correlates executives’ bonuses with achievement of annual corporate

Mr. Matthew Crispino
January 2, 2009

performance objectives. Please see the Company’s response to the Staff comment 9 for a discussion of how base salaries are determined. The Company has not disclosed the specific numerical performance targets of its named executive officers’ bonus plans due to its belief that such disclosure would result in substantial competitive harm to the Company.[1] The Company however anticipates that in the future it will disclose further information concerning how such objectives were determined—for instance, in the following exemplary disclosure, the Company discloses that the consolidated revenue and adjusted EPS objectives for the 2007 executive bonus plans were set at over twice the industry revenue growth rate of 5-6% (see pp. 8-9 of this letter). The Company will disclose such business performance measures and objectives in future filings to the extent such information (i) does not consist of financial projections or forward looking information that has not otherwise been publicly disclosed by the Company or (ii) may not otherwise be omitted pursuant to Item 402(b).
     Incentive Bonuses. The purpose of the Company’s short-term incentive plan (its annual cash incentive plan) is to correlate incentive bonuses with the achievement of annual corporate performance. All of the short-term incentive opportunity is based on corporate performance with regard to consolidated revenue and adjusted earnings per share (“adjusted EPS”). Consolidated revenue is a GAAP (generally accepted accounting principles) financial figure shown on the Company’s income statement. Adjusted EPS is a non-GAAP financial figure and is the Company’s earnings per share after excluding amortization of intangible assets, stock-based compensation expenses, restructuring charges, asset impairment charges and sales tax recoveries. In addition, when the Company establishes its annual budget, it does not plan for common stock repurchases. As a result, the earnings per share benefit from common stock repurchases, if applicable, is eliminated from the calculation of the adjusted EPS portion of annual incentives. These definitions were developed to reflect the underlying operating variables while attempting to minimize any unintended consequences. For 2008, the Compensation Committee amended the annual cash incentive plan to exclude hardware and other revenue from the annual cash incentive plan targets to better align our revenue and adjusted EPS growth objectives.
     The Company’s management uses non-GAAP measures to manage the business and evaluate its performance. Management believes adjusted EPS results are useful to investors in evaluating the Company’s operating performance on a comparable basis to other software companies. Our

[1]	Such disclosure would result in substantial competitive harm to the Company because, among other negative effects, disclosing non-public information about these various revenue and earnings per share targets would reveal the Company’s strategic focus and growth goals to an extent that would make it vulnerable to its competitors.

Mr. Matthew Crispino
January 2, 2009

management uses these non-GAAP measures to evaluate our financial results, develop budgets and manage expenditures. Before any payouts are made under the bonus plan based on the achievement of Company metrics, the Compensation Committee reviews the results to confirm that the Company metrics have been achieved and the bonus payout percentages have been calculated according to the Company’s annual cash incentive plan.
     Consolidated revenue and adjusted EPS are weighted equally in the calculation of any incentive bonuses to the named executive officers. Individual performance is not a factor in the determination of these incentive bonuses. Individual performance is intentionally excluded from the incentive bonus formula for named executive officers in order to focus and reward the team for collectively achieving the Company’s objectives. The Committee believes that the combination of consolidated revenue and adjusted EPS creates the proper balance for motivating and rewarding profitable growth in the near term that will translate into strong returns for shareholders over the long-term.
     In order for Company’s executive officers to earn their cash incentive compensation, a minimum percentage of the Company’s targeted incentive goal amounts for consolidated revenue and adjusted EPS must be attained. If these performance goals are not fully attained, named executive officers receive less than their target incentive opportunity. If performance goals are exceeded, executive officers receive more than their target incentive opportunity in the final quarter of the year, as incentive payouts for the first three quarters of the year are capped at 100% of target. No cash incentive bonuses are paid if performance is below a minimum threshold level, and maximum cash incentive bonuses are capped at 200% of the participant’s target incentive opportunity. For 2007, the percentages of targeted consolidated revenue and adjusted EPS achieved were calculated quarterly, and quarterly payouts were made if the achieved percentages exceeded the respective threshold percentage of both the quarterly prorated and year to date targeted incentive goals.

Mr. Matthew Crispino
January 2, 2009

     The following table provides the 2007 cash incentive payout targets as a percentage of the targeted incentive goals for revenue and adjusted EPS.
2007 Short-Term Incentive Plan Design

	Company	Participant
	Performance	Incentive

	Actual	Payout
	% of Plan	% of Target
Consolidated Revenue (50% Weight)
Threshold goal	91%	0%
Target goal achieved	100%	100%
Maximum goal achieved	109%	200%

Adjusted EPS (50% Weight)
Threshold goal	90%	0%
Target goal achieved	100%	100%
Maximum goal achieved	110%	200%

Payouts for consolidated revenue and adjusted EPS amounts achieved between threshold goal and target goal and between target goal and maximum goal are calculated on a straight line interpolation basis.
     In setting performance goals, the Compensation Committee reviews and evaluates the operating plan prepared by senior management as part of its annual budgeting process. In approving performance goals, the Compensation Committee considers the degree of difficulty and probability of achieving the target performance requirements. The annual incentive plan is designed to emphasize the creation of shareholder value through growth in consolidated revenue and adjusted EPS. The specific bonus targets have been selected so that the relative difficulty of achieving the 2007 consolidated revenue and adjusted EPS targets increased as compared to 2006 actual results.
     As part of the annual budgeting process, senior management prepares an annual budget, which considers a variety of factors including but not limited to: global economic trends, supply chain management market information technology investment and growth trends as published by leading industry analysts, the competitive position of our software products, the level of investment in product development to maintain sustainable competitive advantage and historical financial performance. The Company’s goal is to extend its position as a leading global supply chain solutions provider by increasing its revenues faster than its competitors. Based on the aforementioned factors, for 2007, senior management recommended to the Board of Directors

Mr. Matthew Crispino
January 2, 2009

a 2007 budget that included objectives of increasing both consolidated revenue and adjusted EPS by over twice the market growth rate of 5-6%. In connection with setting the annual incentive plan objectives, the Compensation Committee reviewed senior management’s proposed 2007 budget and the critical assumptions underlying it and, based on the collective judgment of the Compensation Committee, approved the budgeted targets. For 2007, these budgeted revenue and adjusted EPS targets were designated the target performance requirements for payouts under the annual incentive plan.
     The actual incentive payouts as a percent of target were 97% and 85% in 2007 and 2006, respectively. The fact that incentive targets have not been fully achieved for the past two years leads the Committee to believe that performance requirements have been reasonably set for incentive purposes.
     The following table sets forth each named executive officer’s full year bonus targets payout amounts and payout percentage earned in 2007:

		2007 Annual Cash Bonus Performance
Name	Title	Target	Payout	Payout %
Pete F. Sinisgalli	President and Chief Executive Officer	$460,000	$446,200	97%
Dennis B. Story	SVP, Chief Financial Officer	$185,000	$179,450	97%
David K. Dabbiere	SVP, Chief Legal Officer	$150,000	$145,500	97%
Pervindar Johar	SVP, Chief Technology Officer	$180,000	$174,600	97%
Jeffrey S. Mitchell	EVP, Americas Operations	$440,000	$426,800	97%

		$1,415,000	$1,372,550	97%
     The Compensation Committee retains the right to exercise discretion to either increase or decrease a participant’s incentive bonus under the short-term incentive plan. The Compensation Committee did not exercise this right with regard to incentive bonuses for executive officers in 2006 or 2007.

Mr. Matthew Crispino
January 2, 2009

8.	Please note that the Compensation Discussion and Analysis should capture material differences in compensation policies with respect to individual named executive officers in accordance with Section II.B.1 of Commission Release No. 33-8732A. You should provide a more detailed discussion of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than those relating to the other officers, discuss this on an individualized basis.
In future filings, the Company will add disclosure substantially to the following effect:
     The Compensation Committee determined to set compensation levels for the Chief Executive Officer and the Executive Vice President—Americas Operations higher than the other named executive officers because they had the potential to make, and did make, the greatest impact on our business and financial results. The Chief Executive Officer, Mr. Sinisgalli, among other responsibilities, bears the responsibility for ensuring that the Company is healthy and profitable as a whole. Mr. Mitchell, the Executive Vice President—Americas Operations, is responsible for all of the Company’s Americas revenues, which generally comprise about 80% of the Company’s total revenues and which are crucial to the success and health of the Company.
Base Salaries, page 10

9.	Your disclosure regarding how the compensation committee sets base salaries is extremely general. For example, you state that in determining base salaries, the compensation committee considers, in part, “the Company’s past financial performance and future expectations, the performance of the executives, changes in the executives’ responsibilities, and cost-of-living and other local geographic considerations.” Please tell us more specifically how the compensation committee evaluated and weighed these factors in setting the base salaries for each of your executive officers in 2007. For example, please identify the company and individual performance criteria that were considered in setting each officer’s base salary for 2007. Please also discuss any changes in an executive’s responsibilities that resulted in a change in that executive’s base salary in 2007.
The Company anticipates including disclosure to substantially following effect in future proxy statements:
     Base Salary. Minimum salaries for the named executive officers, other than the Chief Legal Officer, were established in their employment agreements with the Company. The salaries of the named executive officers are reviewed

Mr. Matthew Crispino
January 2, 2009

annually by the Compensation Committee for adjustment. When establishing base salaries of our executive officers for 2007, the Compensation Committee considered survey data and salaries within the peer group, as well as a variety of other factors, including the Company’s past financial performance and future expected performance, the performance of the executives, changes in the executives’ responsibilities, the Chief Executive Officer’s recommendations and cost-of-living and other local geographic considerations in determining base salary, where applicable. Generally, we believe that our executives’ base salaries should be targeted near the median of the range of base salaries for executives in similar positions at comparable companies. The Company does not however tie salaries to the achievement of specific financial performance objectives, as significant portions of the named executive officers’ total compensation—i.e., bonuses and equity compensation—are already based on such objectives.
     While it considered survey and peer company data, the Company’s financial performance, the recommendations of the Chief Executive Officer and the other factors described above, the Compensation Committee did not assign specific weightings to each factor it considered. In setting each named executive’s 2007 salary, the Compensation Committee also weighed heavily whether it subjectively believed that such executive had done a good job in the prior year. In years in which a named executive officer is promoted or given additional responsibilities, such facts are considered in determining such named executive officer’s base salary.
     The actual base salaries paid to the named Executive Officers in 2007 are disclosed in the Summary Compensation Table.
Please see the Company’s response to comment 5 of this letter for further information regarding the considerations involved in setting each officer’s base salary for 2007.
Incentive Bonuses, page 10

10.	With respect to the incentive bonuses paid to your executive officers for 2007, please address how the compensation committee determined the specific bonuses paid to each named executive officer based upon the achievement or non- achievement of the relevant performance metrics. We would expect to see a more focused discussion of the extent to which target levels of performance goals were achieved and how achievement of the various corporate performance objectives resulted in specific payouts under the plan.

Mr. Matthew Crispino
January 2, 2009

Please see the Company’s response to comment 7 of this letter for information regarding how the Compensation Committee determined the specific bonuses paid to each named executive officer based upon the achievement or non-achievement of the relevant performance metrics.
Equity Incentives, page 10

11.	Although you provide general information regarding policies relating to your long-term equity compensation, your disclosure should also provide substantive analysis and insight into how the compensation committee determined the actual award amounts. With a view toward providing expanded disclosure in future filings, please tell us how the compensation committee determined the specific equity awards made to your named executive officers in 2007.
The Company anticipates including disclosure to substantially following effect in future proxy statements:
     Equity-based compensation is an important and significant component of executive compensation at the Company. In setting the form and level of equity grants for named executive officers, the Compensation Committee considers a variety of factors including:
•	Market competitive levels of total compensation

•	Market competitive levels of equity-based compensation

•	The Company’s recent performance and trends

•	The executive’s recent performance and potential future contribution

•	The retention strength of previously granted outstanding awards

•	The resulting annual grant rate from aggregate awards

•	The resulting availability of shares under shareholder approved equity plans

•	The resulting cost to the Company
     In considering these factors in 2007, the Compensation Committee determined that migrating from a long-term incentive program that relied 100% on stock options to one that relied on a blend of 75% stock options and 25% restricted stock would improve the effectiveness of the program in the following manner:
•	More closely reflect competitive market practices

•	Retain a strong performance orientation and direct shareholder alignment

•	Improve the retention strength of the program

Mr. Matthew Crispino
January 2, 2009

•	Reduce annual share usage (dilution)

•	Better align company cost and participant value
     In considering grant levels for named executive officers, other than the Chief Executive Officer, in 2007, the Compensation Committee established a target award based on its deliberations, independent reviews, knowledge and consultations and the compensation surveys.
     These grant guidelines are share-denominated. In approving grant levels for the named executive officers, the Compensation Committee also reviewed aggregate grant levels for all recipients in order to ensure that the annual grant rate was within competitive norms and sustainable over time.
     In considering grant levels for the Chief Executive Officer in 2007, the Compensation Committee acted within the context of negotiating a renewal of his employment contract. Given the Chief Executive Officer’s strong leadership and performance, securing his services for subsequent years was a high priority of the Compensation Committee and the Board. To assist in developing a competitive and effective employment offer, including equity-based compensation, the Compensation Committee engaged Mercer Human Resource Consulting. In consultation with Mercer, the Compensation Committee established equity grant levels that were deemed advisable to secure the Chief Executive Officer’s employment through April 12, 2012.
     The Committee intends to review the form and level of equity grants to named executive officers in future years relative to the factors cited above. There is no precise formula or weighting applied to these factors as changing business conditions, competitive market practices and regulations necessitate differing priorities to maximize effectiveness while minimizing cost and dilution.
Employment Agreements, page 11

12.	For each of your named executive officers, please quantify the estimated payments and benefits that would be provided in connection with termination or a change in control of the company. See Item 402(j)(2) of Regulation S-K and the Instruction 1 to Item 402(j).
The Company anticipates inserting a table substantially similar to the following in future filings, as appropriate:

Mr. Matthew Crispino
January 2, 2009

     If the following events had occurred on December 1, 2008, amounts shown in the following table would have been due to the named executive officers.

		Termination and
	Termination For	Constructive		Change In Control
	Cause(1)	Termination		and Termination
Peter F. Sinisgalli	$0	$481,196	(2)	$1,609,847	(2)(4)
Dennis B. Story	$0	$289,130	(3)	$458,425	(3)(4)
David K. Dabbiere	$0	$254,130	(3)	$375,055	(3)(4)
Pervinder Johar	$0	$449,094	(5)	$680,579	(4)(5)
Jeffrey S. Mitchell	$0	$354,130	(6)	$757,232	(4)(6)

(1)	Cause is defined in the relevant employment agreement or severance and non-competition agreement.

(2)	Mr. Sinisgalli’s severance and non-competition agreement provides for the payment of 18 months of his then current base salary and 18 months of COBRA payments for medical and dental benefits for Mr. Sinisgalli and his family in the event of termination other than for Cause (as defined in the agreement). This agreement also provides for a gross up for any excise taxes up to $1 million, with certain exceptions, which amount has not been included in the above table.

(3)	The severance and non-competition agreement of the named executive officer provides for the payment of twelve months of then current base salary and twelve months of COBRA payments for the executive’s and his family’s medical and dental benefits in the event of termination other than for cause (as defined in the agreement).

(4)	The Compensation Committee of the Board of Directors has adopted a policy for named executive officers that all unvested options and restricted stock will vest upon a change of control and subsequent termination or constructive termination. Note that Mr. Story’s employment agreements provides for the vesting of all unvested options and restricted stock merely upon a change in control. The amount included in the table for the vesting of these

Mr. Matthew Crispino
January 2, 2009

previously unvested stock options is the intrinsic value—i.e., the amount by which the market value of the Company’s common stock on December 1, 2008 ($13.82 per share) exceeded the exercise price as of December 1, 2008 of the unvested “in-the-money” stock options.

(5)	Mr. Johar’s severance and non-competition agreement provides for the payment of 24 months of then current base salary, a prorated portion of earned bonus through the termination date, 24 months of COBRA payments for Mr. Johar and his family’s medical and dental benefits, up to 25 days of accrued vacation, and up to $100,000 in relocation costs in the event of termination other than for cause (as defined in the agreement) prior to July 31, 2009. The maximum permissible amount of relocation costs has been included in the above table.

(6)	Mr. Mitchell’s severance and non-competition agreement provides for the payment of twelve months of then current base salary and twelve months of COBRA payments for Mr. Mitchell and his family’s medical and dental benefits in the event of termination other than for cause (as defined in the agreement), except in the event of a voluntary termination, none of these payments shall be due.

13.	We are unable to locate employment agreements for Messrs. Johar and Dabbiere. Please advise.
The Company inadvertently failed to file the employment agreements for Messrs. Johar and Dabbiere in a timely fashion, and has made appropriate adjustments to its disclosure controls and procedures in recognition of these omissions. Mr. Dabbiere did not have an employment agreement with the Company until recently—on September 29, 2008, Mr. Dabbiere became a party to a severance and non-competition agreement with the Company. The Company has recently filed a Form 8-K including both Mr. Dabbiere’s severance and non-competition agreement and Mr. Johar’s employment agreement and severance and non-competition agreement as exhibits.
Form 10-Q For Fiscal Quarter Ended September 30, 2008

Item 4.	Controls and Procedures, page 32

14.	We note your statement that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please note that this comment also applies to the Forms 10-Q for the fiscal quarters ended March 31 and June 30, 2008.
The Company hereby confirms to the Staff that its Chief Executive and Chief Financial Officers have concluded, in connection with the evaluations required by Exchange Act Rules 13a-15(b) and 15d-15(b), that as of September 30, June 30 and March 31, 2008 the

Mr. Matthew Crispino
January 2, 2009

Company’s disclosure controls and procedures were effective to provide reasonable assurance that the objectives of disclosure controls and procedures are met. In future filings, the Company will clarify that the evaluations by the Chief Executive and Chief Financial Officers of the Company’s disclosure controls and procedures determine effectiveness at the reasonable assurance level.
*       *       *       *      *       *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please copy the undersigned on any subsequent correspondence concerning the Staff’s comments, and please do not hesitate to call the undersigned at (404) 815-6051 with any questions or comments.

Very truly yours, KILPATRICK STOCKTON LLP
By:	/s/ David M. Eaton
David M. Eaton,
a Partner

cc:	Peter F. Sinisgalli Thomas E. Noonan Dennis B. Story David M. Eaton Gregory Stoeckel

Exhibit A

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
     All statements, trend analyses and other information contained in the following discussion relative to markets for our products and trends in revenue, gross margins and anticipated expense levels, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend” and other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business and economic risks and uncertainties, including those discussed under the caption “Risk Factors” in Item 1A of this Form 10-K, and our actual results of operations may differ materially from those contained in the forward-looking statements.
Business Overview
     We are a leading developer and implementer of supply chain software solutions that help organizations optimize the effectiveness, efficiency, and strategic advantages of their supply chains. Our solutions are designed to help organizations optimize their supply chain operations from planning through execution. We call our portfolio of supply chain software solutions Manhattan SCOPETM (Supply Chain Optimization from Planning through Execution). Built on a common Supply Chain Process Platform, SCOPE combines Planning and Forecasting, Inventory Optimization, Order Lifecycle Management, Transportation Lifecycle Management and Distribution Management to enable full-range supply chain optimization.
     Our business model is singularly focused on the development and implementation of complex supply chain software solutions that are designed to optimize supply chain effectiveness and efficiency for our customers. We have three principal sources of revenue:
•	license revenue generated from the sales of our supply chain software;

•	professional services derived from implementing our solutions along with customer support services and software enhancements (services), and

•	hardware and other revenue.
In 2007, we generated $337.4 million in total revenue with a revenue mix of: license revenues — 22%; services — 67%; and hardware and other revenue — 11%.
     We manage our business based on three geographic regions: Americas (North America and Latin America), EMEA (Europe, Middle East and Africa), and APAC (Asia Pacific). Geographic revenue is based on the location of the sale. Our international revenue was approximately $68.7 million, $59.0 million and $54.7 million for the years ended December 31, 2007, 2006 and 2005, respectively, which represents approximately 20%, 20% and 22% of our total revenue for the years ended December 31, 2007, 2006 and 2005, respectively. International revenue includes all revenue derived from sales to customers outside the United States. At December 31, 2007, we employed 2,241 employees worldwide, of which approximately 1,100 employees are based outside the United States. Of the nearly 1,100 international employees, approximately 80%, or over 800 employees, are located in our India Development Center. We have offices in Australia, China, France, India, Japan, the Netherlands, Singapore and the United Kingdom, as well as representatives in Mexico and reseller partnerships in Latin America.
Global Economic Trends and Industry Factors
      Global macro economic trends and supply chain management market growth are important barometers for our business. Approximately 80% of our total revenue is generated in the United States, 11% in EMEA and the balance in APAC, Canada and Latin America. In addition, industry analysts project that approximately two-thirds of every supply chain software solutions dollar invested is spent in the United States; consequently, the health of the U.S. economy has a meaningful impact on our financial results.
     According to the International Monetary Fund (IMF), the global economy continued to grow at approximately 5% in 2007 despite turbulence in the financial markets, the U.S. housing market collapse and rising commodity prices. In the U.S., 2007 GDP growth was estimated at 2%, and the Company began to experience the effects of the economic slowdown in the second half of the year. IMF’s current 2008 global growth forecast calls for a decline of approximately 3.7%, with negative growth of 1.4% in the U.S. The European economies are projected to slow dramatically in 2008 as well.

     A slowing economy impacts the timing of closing software transactions as well as lengthening of software sales cycles, which in turn affects our revenue and earnings per share. In the first half of 2007, our consolidated license revenue increased 15%, while in the second half, license revenue only increased 5% over the prior year period. Our Americas license revenue growth for the first half of 2007 versus the first half of 2006 was 19%; by contrast, the last six months of 2007 versus the comparable period in 2006 declined 3%, largely, management believes, due to the slowing U.S. economy.
     AMR Research, a leading supply chain industry analyst, estimated the 2007 Supply Chain Management market growth at 7%, and is projecting similar growth over the next five years. Despite a tough economy, the Company increased its consolidated license revenues 10% in 2007.
     We sell technology-based solutions with total pricing, including software and services, in many cases exceeding $1.0 million. Reductions in the capital budgets of our customers and prospective customers could have an adverse impact on our ability to sell our solutions. We believe that a deterioration in the current business climate within the United States and/or other geographic regions in which we operate, continued delays in capital spending, or the timing of deals closed could have a material adverse impact on our business and our ability to compete and is likely to further intensify in our already highly competitive markets.
Revenue
     License revenue: License revenue, a leading indicator of our business, is primarily derived from software license fees that customers pay for supply chain solutions. In 2007, license revenue totaled $73.0 million, or 22% of total revenue, with gross margins of 93%. Our annual license revenue percentage mix of new to existing customers was approximately 40:60, and over the past three years has averaged about 45:55. We believe our mix of new customer to existing customer license sales is well balanced, reflecting solid demand from our installed base, as well as from new customers. License revenue growth is influenced by the strength of general economic and business conditions and the competitive position of our software products. Our license revenue generally has long sales cycles of which the timing of the closing of a few large license transactions can have a material impact on our quarterly license revenues, operating profit and earnings per share. For example, $1.0 million of license revenue in 2007 equates to approximately 2.5 cents of earnings per share impact.
     Our software solutions are singularly focused on the supply chain planning and execution markets, which are intensely competitive, rapidly consolidating and characterized by rapid technological change. We are a market leader in the supply chain management software solutions market as defined by industry analysts such as AMR, ARC and Gartner. Our goal is to extend our position as a leading global supply chain solutions provider by growing our license revenues faster than our competitors. We do anticipate facing increased competition in the future from ERP and SCM applications vendors and business application software vendors that may broaden their solution offerings by internally developing or by acquiring or partnering with independent developers of supply chain planning and execution software. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share.
     Services revenue: Our services business consists of professional services (consulting), training and customer support services and software enhancements. In 2007, our services revenue totaled $226.2 million, or 67% of total revenue, with gross margins of 51%. Consulting services accounted for approximately 70% of total services revenue and nearly 50% of total revenue in 2007. When comparing our operating margins to other technology companies, our operating margin profile can be lower due to our large services revenue mix as a percentage of total revenue. While we believe our services margins are very strong, they do lower our overall operating margin as services margins are lower than license revenue margins.
     At December 31, 2007, our consulting services business totaled 1,096 employees, about 50% of our total employees worldwide. Our professional services organization provides our customers with expertise and assistance in planning and implementing our solutions. To ensure a successful product implementation, consultants assist customers with the initial installation of a system, the conversion and transfer of the customer’s historical data onto our system, and ongoing training, education and system upgrades. We believe our professional services enable customers to implement our software rapidly, ensure the customer’s success with our solution, strengthen our customer relationships, and add to our industry-specific knowledge base for use in future implementations and product innovations.

     Although our consulting services are optional, the majority of our customers use at least some portion of these services for the implementation and ongoing support of our software solutions. Consulting services are typically rendered under time and materials-based contracts with services typically billed on an hourly basis. Professional services are sometimes rendered under fixed-fee based contracts with payments due on specific dates or milestones.
     Typically, our consulting services lag license revenue by several quarters, as implementation services are performed after the purchase of the software. For instance, in 2006 we experienced license revenue growth of 16% and services growth for 2007 was 16%. Services revenue growth is contingent upon license revenue growth, which is influenced by the strength of general economic and business conditions and the competitive position of our software products. In addition, our consulting services business has competitive exposure to offshore providers and other consulting companies. All of these factors potentially create the risk of pricing pressure, fewer customer orders, reduced gross margins and loss of market share.
     For customer support services and software enhancements (CSSE), we offer a comprehensive program that provides our customers with software upgrades that offer additional or improved functionality and technological advances incorporating emerging supply chain and industry initiatives. We offer 24x7x365 customer support plus software upgrades for an annual fee that is paid in advance.
     Our CSSE revenues totaled $67.0 million in 2007, representing 30% of services revenue and 20% of total revenue, respectively. The growth of CSSE revenues is influenced by: 1) new license revenue growth, 2) annual renewal of support contracts, and 3) acquisitions. Substantially all of our customers renew their annual support contracts. Over the last three years, our annual renewal rate of customers subscribing to comprehensive support and enhancements has been greater than 90%. CSSE revenue is generally paid in advance and recognized ratably over the term of the agreement, typically 12 months. CSSE renewal revenue is not recognized unless payment is received from the customer.
     Hardware and other revenue: Our hardware and other revenues totaled $38.3 million in 2007 representing 11% of total revenue with gross margins of 16%. In conjunction with the licensing of our software, and as a convenience for our customers, we resell a variety of hardware products developed and manufactured by third parties. These products include computer hardware, radio frequency terminal networks, RFID chip readers, bar code printers and scanners, and other peripherals. We resell all third-party hardware products pursuant to agreements with manufacturers or through distributor-authorized reseller agreements pursuant to which we are entitled to purchase hardware products at discount prices and to receive technical support in connection with product installations and any subsequent product malfunctions. We generally purchase hardware from our vendors only after receiving an order from a customer. As a result, we do not maintain significant hardware inventory.
Product Development
     We intend to continue to invest significantly in research and development (R&D), which historically has averaged about 14 cents of every revenue dollar, to provide market leading solutions that help global manufacturers, wholesalers, distributors, retailers and logistics providers successfully manage accelerating and fluctuating demands as well as the increasing complexity and volatility of their local and global supply chains. Our research and development expenses for the years ended December 31, 2007, 2006 and 2005 were $46.6 million, $41.5 million and $34.1 million, respectively. At December 31, 2007, our R&D organization totaled 772 employees, located in the U.S. and India, representing about 35% of our total employees world-wide.
     We will continue to focus our R&D resources on the development and enhancement of supply chain software solutions. We offer what we believe to be the broadest solution portfolio in the supply chain solutions marketplace, to address all aspects of planning and forecasting, inventory optimization, order lifecycle management, transportation lifecycle management and distribution management. The underpinning of our product portfolio is the services-based Supply Chain Process Platform, which provides the foundation for ensuring that all our solutions reside on a common architecture, leverage common master and transaction data and utilize the same business services to accomplish tasks common to multiple solutions, enabling our customers to lower their total cost of ownership while optimizing their supply chain effectiveness and efficiency.
     We also plan to continue to provide enhancements to existing solutions and to introduce new solutions to address evolving industry standards and market needs. We identify further enhancements to existing solutions and opportunities for new solutions through our customer support organization, as well as through ongoing customer consulting engagements and implementations, interactions with our user groups, association with leading industry analysts and market research firms, and participation on industry standards and research committees. Our solutions address the needs of customers in various vertical markets, including retail, consumer goods, food and grocery, logistics service providers, industrial and wholesale, high technology and electronics, life sciences and government.
Cash Flow and Financial Condition
     For 2007, we generated cash flow from operating activities of $38.2 million and have generated a cumulative total of $115.8 million for the years ended 2005 through 2007. Our cash and investments at December 31, 2007 totaled $72.8 million, with no debt on our balance sheet. We currently have no credit facilities. During the past three years, we have had three primary uses for our cash: 1) continued funding of R&D investment and operations to drive earnings growth, 2) repurchases of common stock, and 3) our Evant acquisition in August of 2005 (see footnote 6 in the notes to the financial statements).
     At the end of 2007, we had $25.0 million in remaining share repurchase authority. In 2008, we anticipate that our priorities for use of cash will be similar to prior years, with our first priority being continued investment in product development and profitably growing our business to extend our market leadership. We will continue to evaluate acquisition opportunities that are complementary to our product footprint and technology direction. We will also continue to weigh our share repurchase options against cash for acquisitions and investing in the business. We do not anticipate any borrowing requirements in 2008 for general corporate purposes.

A-4